
SEC MAIL PROCESSING
RECEIVED
JUN 1 2 2003
WASHINGTON D.C.

SEGA CORPORATION


SEGA

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

June 11, 2003

U.S. Securities and Exchange Comm
Office of International Corporate Fin
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459


03022670

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Convocation of the 45th Ordinary General Meeting of Shareholders

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,



Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION


PROCESSED
JUN 1 9 2003
THOMSON
FINANCIAL
6/16

(Summary Translation)

June 11, 2003

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Hideki Sato
President

Notice of Convocation of the 45th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 45th Ordinary General Meeting of Shareholders (the "Meeting") will be held as stated below. You are respectfully requested to attend the Meeting.

Furthermore, since you are entitled to exercise your voting right by written form in the event that you are unable to attend the Meeting, please see the reference documents herewith and send the voting exercise form, on which you indicate your approval or disapproval of the matters proposed in the following agenda, after affixing your seal impression.

Particulars

1. Date and Time: 10:00 a.m. June 27, 2003
2. Place of the Meeting: 5F floor Main Banquet Hall of the Executive Tower, Shinagawa Prince Hotel, 10-30 Takanawa 4-chome, Minato-ku, Tokyo, Japan
3. Agenda:

Matters to be reported:

Report on the non-consolidated balance sheets as of March 31, 2003, and the business report and the statements of income for the 45th business term (April 1, 2002 to March 31, 2003)

Matters to be resolved:

First Item:	Approval of the Proposed Appropriation of Losses for the 45th Business Term
Second Item:	Amendments to the Articles of Incorporation
Third Item:	Election of 2 Directors
Fourth Item:	Election of 4 Corporate Auditors
Fifth Item:	Issuance of Stock Acquisition Rights as Stock Options

End

When you attend the Meeting in person, please submit the enclosed voting exercise form to the receptionist at the place of the Meeting.

(Reference)

(Summery of Business Report for the year ended March 31, 2003)

1. Review of Operations

(1) Results of Operations

Under the unstable economic situation due to the prolonged economic slump and the slowdown in spending, we have been promoting our business as a leading company of both entertainment and amusement industries.

In the Amusement Business, we could largely surpass our initial targets in Amusement Machine Sales, and at about them in Amusement Center Operations. However, it fell far short of the initial targets in Consumer Business.

Non-consolidated net sales for the year under review was ¥100,040 million (decrease of 6.1% compared with the previous fiscal year). Of this amount, domestic sales accounted for ¥78,730 million (down 5.0%) and overseas sales accounted for ¥21,310 million (down 9.9%).

In addition, we amounted extraordinary income of ¥4,710 million yen, including ¥1,250 million gain from sale of fixed assets and ¥3,080 million gain from sale of investments in securities. On the other hand, due to the stock market slump, we amounted ¥12,610 million of extraordinary loss, mainly caused by ¥940 million loss from evaluation of investments in securities, ¥4,290 million loss from provision for investment loss in the U.S, and others.

As a result, net loss for the year under review was ¥2,540 million (¥20,770 million loss for the previous year).

Regarding the financial position, to streamline the balance sheets, we disposed of or liquidated the assets. Thus, cash and deposits as of the end of the year increased ¥39,810 million to ¥79,390 million from the previous fiscal year and interest-baring debt decreased ¥16,760 million to ¥75,150 million. We were able to improve the financial position, drastically.

(Amusement Machine Sales)

Domestic sales largely surpassed the initial targets by supplying products in all genres, including the innovative products, regular products, and prize products. In particular, *World Club Champion Football Serie A 2001-2002*, which provides a new way of playing with trading cards, became a leading seller in the industry, contributing greatly to the earnings including card sales. In addition, video game machines such as *Virtua Fighter 4 Evolution* and *Initial D Arcade Stage ver.2* contributed to the sales performance exceeding initial targets. Due to the increase of newly- opened facilities, we greatly boosted the sales of our popular line such as *Star Horse 2002*, regular products such as *UFO Catcher 7*, and various print- ticker machines including print- ticker seal.

Regarding overseas machine sales, although we could push forward structural reform in our overseas subsidiaries and consolidate the foundation for profit- earning structure, we posted a loss as we could not provide demand-oriented products.

(Amusement Center Operations)

Our group companies operate about 500 amusement facilities. Revenue from Amusement center operation came mainly from SEGA Amusement Co., Ltd. In non-consolidated basis, revenue came mainly from Tokyo Joypolis and four Amusement facilities.

Customers tended to stay away from amusement facilities for a while until July 2002 due to the World Cup Soccer events and heat wave. However, after August 2002, existing amusement facilities saw a boost in revenues in the wake of the introduction of our *World Club Champion Football Serie A 2001-2002*, and *Virtua Fighter 4 Evolution*, which proved industry leading products.

(**Consumer Business**)

The sales volume of software during the period was totally 10,660 thousand units, consisted of 36 titles / 2,440 thousand units in Japan, 38 titles / 5,600 thousand units in North America, and 32 titles / 2,620 thousand units in Europe. As a whole our results in Consumer Business fell far short of our initial targets, although we had a good reputation on some software such as:

Japan

Sakura Wars～To Hot Blood～ (for PlayStatation2)

Shinobi (for PlayStation2)

Let's make a Professional Baseball Team 2 (for PlayStation2)

North America

*SEGA Sports*2K3 Series (for PlayStation2, Xbox, GameCube)

Shinobi (for PlayStation2)

Super Monkey Ball 2 (GameCube)

Sonic Collection (GameCube)

Europe

Crazy Taxi 3 (Xbox)

PHANTASY STAR ONLINE Episode 1&2 (GameCube)

The major reason for operating loss was the result of our sports titles in North America such as NFL2K3, which fell far short of our initial targets.

	45th Business Term ended March 31, 2003		
	Amount (¥millions)	Ratio (%)	Increase (%)
Amusement Products	60,433 (6,824)	60.4 (6.8)	9.0 (6.1)
Consumer Products	32,753 (13,601)	32.7 (13.6)	-20.4 (-3.8)
Subtotal	93,186 (20,425)	93.1 (20.4)	-3.6 (-0.7)
Revenue from Amusement Center Operations	3,567	3.6	-17.5
Revenue from Royalties	3,288 (889)	3.3 (0.9)	-41.4 (-71.0)
Total	100,042 (21,314)	100.0 (21.3)	-6.1 (-9.9)

Numbers in parentheses are sales or revenue for overseas and included in the numbers not in parentheses.

Research and Development

Our 11 subsidiaries develop the game software for home-use and amusement machines. They developed Sega Sports Titles including *NFL 2K3, NBA 2K3,* and *NHL 2K3*, Titles fro PlayStation 2 including *Sakura Wars*, *Shinobi, Let's make a professional Baseball Team 2,* ones for GameCube including *Phantasy Star Online Episode 1&2, Super Monkey Ball 2, Sonic Mega Collection,* and ones for Xbox including *Crazy Taxi 3, Panzer Dragoon Orta*" and *Sega GT 2002*" They are now developing the killer titles to be released during the year ending March 2004, or after.

In amusement machine business, they developed the killer products including *World Club Champion Football Serie A*

2001-2002 and *Initial D Arcade Stage*. In addition, they introduced *Mushi King* for kids and *Sega Driving Simulator* for driving schools.
They are also developing *Key of Avalon, Dragon Treasure* and *F-ZERO AX*, with the state-of-the-art technology, to be launched during the 46th business term.

Tasks Ahead

Based on SEGA's Structural Reform Plan announced in April 2001, we are proceeding with the reform of our operational and financial structures. We are endeavoring to increase its profitability and bolster its financial strength by revitalizing the domestic market and capturing worldwide markets in Amusement Machine Sales, cultivating new markets and expanding its business in Amusement Center Operations, and working to establish a highly profitable framework in the Consumer Business.

(1) Amusement Business Strategies

Having affirmed its status as the leader in the amusement industry, we will lead the industry to further growth by exercising its philosophy of creating new forms of recreation, stimulating the entire industry and greatening the market as the market leader. In Amusement Machine Sales, we have the ability of developing and providing products in all genres, including video games, medal games, prize machines, and ticker-printing machines. In domestic market, we will aim for steady state of growth, and expand our marketshare by assessing the trend and taste in Amusement Center Operation market. In addition, we are contributing the amusement industry's growth by continuing to provide innovative products which suggests new forms of entertainment, and working to build partnerships based on shared strategies with amusement center operators. In Overseas Sales, we will aim to ensure profitability and increase sales amount by means of sales of the products carefully matched to each regional market. The innovative products such as *Derby Owners Club, Virtua Fighter 4 Evolution,* and *Initial D: Arcade Stage,* all of which were blockbusters in Japan, have been rated highly by the markets in North America, Europe and Asia as well. We intend to cultivate and foster new markets through the sales of the above unprecedented new products to overseas market. In Amusement Center Operations, we will open new facilities and renew existing facilities according to our established clear criteria for investing related to machines, maintaining the interiors and exteriors of facilities, and for new investments aiming to create new market.

(2) Consumer Business Strategies

During the period, the sales of video game software fell markedly short of our initial targets due to the following reasons; it was a first substantial year to provide software for multiple platforms, and we were unable to fill the time gap against our competitors. We could not timely provide demand-oriented titles. And we were unable to improve our high cost structure accordingly against our drop in sales in Japan and U.S. markets. Regarding the improvement of the high cost structure at our sales departments in both Japan and U.S., we had changed our organizations to the flat and slim one during the period, for linking up with each sales amounts. And we are strengthening our sales force by concentrating on sales and marketing, together with cutting fixed cost and placing strict controls on variable cost. Enhancing our organization in order to offer the right title line-up for each market's feature, we intend to increase sales volume. To that end, we recognize the importance of producing attractive software and we intend to reform our R&D departments for developing unique products under the slogan - "This is SEGA", which our competitors cannot catch up.

SAMMY CORPORATION and SEGA signed the minute of understanding in February 13, 2003 and prepared for the business integration. However, during the discussion, each could not agree. And we withdraw the business integration.

(2) Capital Expenditure

Total amount of capital expenditure for this business term was ¥1,820 million, which included ¥390 million for purchase of Amusement machines, ¥360 million for reform of the head office and ¥190 million for R&D equipment.

(3) Financing

To prepare for the redemption of Convertible bonds due June 2004, we financed ¥27,000 million mainly from float of the straight bonds of ¥18,000 million, long-term bank loans of ¥4,500 million and liquidation of our amusement facility of ¥4,500 million. In addition, of the long-term loans receivable, we collected ¥28,510 million from subsidiaries in Japan. Moreover, we established the commitment line limited to ¥ 10,000 million.

During the year under review, we repaid ¥5,000 million of straight bonds due 2002 and ¥27,000 million of existing bank loans.

In March 2003, of the ¥50 billion convertible bonds due June 2004, we repaid ¥ 5,000 million.

During the year under review, ¥3,100 million of convertible bonds was converted.

(4) Operating results and the Properties (millions of yen)

	42nd	43rd	44th	45th
Net Sales	¥272,585	¥192,713	¥106,550	¥100,042
Recurring Profit (loss)	(35,715)	(17,762)	4,718	1,944
Net Loss	36,799	87,240	20,766	2,536
Net Loss per Share (yen)	300.42	537.20	136.27	16.39
Total Assets	363,105	295,492	214,557	180,634
Net Assets	105,524	127,069	79,966	78,631

(Note) Net loss per share for 42nd and 43rd business term were calculated on the basis of the number of shares issued including treasury stock as of the end of each business term. Net loss per share for 44th business term was calculated on the basis of the number of shares issued excluding the treasury stock as of the end of the business term. From 45th business term, net loss per share was calculated on the basis of the accounting principle regarding the net income.

In 42nd business term, though the Company increased its sales, it decreased net income due to reflection of weak market situations. The Company accounted extraordinary loss of ¥146,260 million, mainly caused by the termination of the production of Dreamcast hardware in 43rd business term.

During 44th business term, net sales decreased 44.7% compared with the previous term, mainly caused by spin off of Amusement center operation. In addition, we accounted ¥33,530 million of extraordinary loss. Until 43rd business term, the Company accounted treasury stocks in current assets. From 44th business term, the Company accounted its treasury stocks as the item of deduction in Shareholders' equity. As a result, compared with the previous, total assets and net assets were decreased ¥33,590 million. Business performance for 45th business term was described in operating results.

2. Overview of the Company as of March 31, 2003

(1) The Company's Main Businesses

The main businesses of the Company are as follows:

	Main Products and Goods
Amusement Business	Video games, medal games, prize games, vending machines, money changers, and IC motherboards
Consumer Business	Home-use game software
Revenue from Amusement Facilities	Revenue from amusement machines in facilities
Revenue from Royalties	Revenue from license fees

(2) Major offices

Head Office	2-12 Haneda 1-chome, Ohta-ku, Tokyo
Head Office 3rd building	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo

(3) Status of Shares

1) Total number of shares authorized: 600,000,000 shares

2) Total number of shares issued: 174,945,690 shares (Increased 2,683,213 shares, compared with the previous term)
The reasons for the increase in total number of shares issued, are conversion of convertible bonds and exercise of the stock acquisition rights.

3) Number of shareholders: 100,111 (Increased 1,028 compared with previous term)

4) Major shareholders

CSK Corporation (39,148 thousand shares), Treasury Stock (19,904 thousand shares), Bank of New York for Goldman Sachs International (Equity) (6,289 thousand shares), Japan Securities Finance Co., Ltd. (4,751 thousand shares), O.S. Capital Co., Ltd. (3,384 thousand shares), The Master Trust Bank of Japan, Ltd. (3,267 thousand shares), Japan Trustee Service Bank Ltd. (3,074 thousand shares), Hayao Nakayama Foundation of Science & Technology and Culture (2,400 thousand shares), The Sumitomo Mitsui Banking Corporation (2,200 thousand shares), and S.S Planning Co., Ltd. (2,090 thousand shares).

(Note)

1. Treasury stock does not have voting rights.

(4) Acquisition, disposal and holding of treasury stocks

1) Shares acquired: 32,690 shares
Acquisition Cost: ¥55 million

2) Disposal of Shares
None

3) Number of treasury stocks as of March 31, 2003: 19,904,361 shares
(Note) Above shares include 800 indirect holding shares.

(5) Issuance of Stock Acquisition Rights

In accordance with the resolution in the meeting of shareholders' held in June 27, 2002, the Company issued stock acquisition rights in August 5, 2002 and May 29, 2003. Details are as follows.

1) Name and the number of shares allocated stock acquisition rights as stock options

For Directors of the Company

None

For Directors of the Subsidiaries

Name	Number of Stock Acquisition Right Units	Company name
Toru Izumiya	56	Sega Amusement Co., Ltd.
Kazunori Miki	56	Sega Amusement Co., Ltd.
Seijin Tanno	56	Sega Amusement Co., Ltd.
Yasuo Masui	56	Sega Amusement Co., Ltd.
Satoshi Ueno	56	Sega Amusement Co., Ltd.
Rikiya Nakagawa	70	Wow Entertainment Inc.
Kazunari Tsukamoto	50	Wow Entertainment Inc.
Keisuke Chiwata	50	SEGA-AM2 CO., LTD.
Takashi Nozawa	50	SEGA-AM2 CO., LTD.
Makoto Osaki	50	SEGA-AM2 CO., LTD.
Kenji Furukawa	50	SEGA-AM2 CO., LTD.
Miho Kureta	20	Hitmaker Ltd.
Kenji Sasaki	70	Sega Rosso Co., Ltd.
Jun Taniguchi	50	Sega Rosso Co., Ltd.
Tadahiko Ono	50	Sega Logistics Service Co., Ltd.
Shotaro Kitazawa	30	Sega Logistics Service Co., Ltd.
Shigeki Mimori	40	Sega Music Networks Co., Ltd.
Kazuhiro Yasutomi	40	Sega Music Networks Co., Ltd.
Yuzo Tajima	30	Sega Music Networks Co., Ltd.
Teruhisa Hiroi	50	Red Entertainment Corporation
Yasuaki Nagoshi	50	Red Entertainment Corporation
Total 21 persons	1,030	

For Employees (Top 10)

Name	Number of Shares	Company
Keiji Mori	100	SEGA CORPORATION
Hisao Oguchi	100	SEGA CORPORATION
Yuji Naka	100	SEGA CORPORATION
Toshiya Tabata	70	SEGA CORPORATION
Hiroshi Yagi	70	SEGA CORPORATION
Yu Suzuki	50	SEGA CORPORATION
Tsutomu Osanai	40	Sega Amusement Ltd.
Kyogo Hiraoka	40	Sega Amusement Ltd.
Tsutomu Kiyosue	40	Sega Amusement Ltd.
Kaoru Yamamoto	40	Sega Amusement Ltd.

(Notes)

1. Total number of Employees allocated the rights is 1,034 and the number of shares to be used is 661,330 shares.
2. Total number of shares to be used for stock acquisition rights: 764,300 common stocks

(6) Employees

	Number of Employees	Increase (Decrease)	Average Age	Average of Service years
Male	736	6	35.9	9.0
Female	115	6	30.9	6.4
Total or Average	851	12	35.4	8.5

(Notes)

1. Above figures include temporary employees (15 males and 8 females).
2. In addition to the above, the Company employs 349 part-time workers as of March 31, 2003.

(7) Principal Sources of Borrowings

Aozora Bank Ltd. (¥3,000 million)

The Bank of Yokohama Ltd. (¥1,500 million)

O.S.Capital U.S.A. Ltd. (¥841 million)

(8) Group Companies

1) Relation with CSK CORPORATION

CSK CORPORATION holds 39,148,688 shares with 25.3% of total voting rights.

2) Principle subsidiaries

Company Name	Paid-in Capital	Ratio of Voting rights	Principle businesses
SEGA Holding U.S.A, Inc.	$ 0 thousand	100%	Management of the Business in the U.S.
Sega Amusements U.S.A., Inc.	$ 0 thousand	100 (note 1)	Import and sale of amusement machines
Sega of America, Inc.	$ 41,900 thousand	100 (note 1)	Import, sale and develop of Consumer products
Visual Concepts Entertainment, Inc.	$3,008 thousand	100 (note1)	R&D of Game software
Sega.com Inc. (note 3)	$ 0 thousand	100	Online infrastructure business for games
Sega Europe Ltd.	£ 215,901 thousand	100	Headquarter in Europe and import and sale of consumer products in the U.K.
Sega France S.A.	38 thousand euro	100 (note 2)	Import and sale of consumer products in France
SEGA Gesellschaft fur Videospiele GmbH	1,533 thousand euro	100 (note 2)	Import and sale of consumer products in Germany
Sega Consumer Products S.A.	1,502 thousand euro	100 (note 2)	Import and sale of consumer products in Spain
Sega Amusements Europe Ltd.	£ 15,620 thousand	100 (note 2)	Import, manufacture and sale of amusement machines
JPM International Ltd.	£ 8,202 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Ace Coin Equipment Ltd.	£ 585 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Crystal Leisure Ltd.	£ 259 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Sega Toys, Ltd.	¥ 516 million	60.3	Develop, manufacture and sale of toys
Wow Entertainment Inc.	¥120 million	100	R&D for game software
Hitmaker Ltd.	¥140 million	100	R&D for game software
Amusement Vision Ltd.	¥60 million	100	R&D for game software
Sega Rosso Co., Ltd.	¥40 million	100	R&D for game software
Overworks Ltd.	¥120 million	100	R&D for game software
Sonicteam Ltd.	¥80 million	100	R&D for game software
United Game Artists Ltd.	¥40 million	100	R&D for game software
Wavemaster Inc.	¥12 million	85.3	R&D for game software
Sega-AM2 Co., Ltd.	¥102 million	100	R&D for game software
Sega Amusement Ltd.	¥1,000 million	100	Operation of amusement facilities
Sega Logistics Service Ltd.	¥200 million	100	Logistics
Sega Music Networks Co., Ltd.	¥400 million	100	Publish of the content for information devices

(Notes)

1. SEGA Holding U.S.A., Inc. holds hundred percent of shares outstanding of Sega Amusements, U.S.A., Inc., and

Visual Concepts Entertainment, Inc.

2. Sega Europe Ltd holds hundred percent of shares outstanding of Sega France S.A., SEGA Gesellschaft fur Videospiele GmbH, Sega Consumer Products S.A., Sega Amusements Europe Ltd., JPM International Ltd., Ace Coin Equipment Ltd., and Crystal Leisure Ltd.
3. Family Wonder Holdings, Inc., changed its name to Sega.com Inc., in September 2002.
4. Sega Amusement Co., Ltd., acquired the four regional amusement facility operation companies in April 1, 2002.

3) Other Significant Group Company

Company	Paid-in Capital	Ratio of Voting Rights	Principle Businesses
TMS Entertainment Inc.	¥8,816 million	22.2%	Plan and produce animations (for TVs and movies)

4) Status of Group Companies During the Year Ended March 31, 2003

Sega Logistics Service Ltd. became a wholly owned subsidiary of the Company from September 2002.
Prior to the October 2002 reform of the subsidiaries in the U.S., the Company established the Sega Holdings U.S.A., Inc. At the time of the reforms, the Company invested the shares of Sega Enterprises, Inc. (U.S.A.) and Visual Concepts Entertainment Inc., to Sega Holdings.
On February 2003, Sega Toys Ltd., was listed at JASDAQ, and due to the new issuance of shares, the Company's voting rights ratio reduced 13.2 % to 60.3%.
The Company sold all of its holding shares of ISAO Corporation during the term under review.

5) Consolidated Business Performance

The Company holds 47 consolidated subsidiaries including the above important subsidiaries, and four affiliated companies accounted for used by equity method. Consolidated net sales, and net income, for the year ended March 31, 2003 were ¥197,220 million (decreased 4.4% compared with the previous year) and ¥3,050 million yen (previous year the Company amounted net loss of 17.83 billion yen), respectively.

(9) Directors and Auditors

Title	Name	Responsibilities or other positions
Chairman and Director	Yoshiji Fukushima	
President and Representative Director	Hideki Sato	
Representative Directors	Tetsu Kayama	
	Akira Nagai	
Directors	Hisashi Suzuki	
	Masahiro Aozono	President and Representative Director of CSK Corp.
	Muneaki Masuda	President and Representative Director of Culture Convenience Club Co., Ltd.
Standing Auditors	Kazutada Ieda	
	Iwao Nishi	
Auditors	Kinsuke Miyazaki	Certified Tax Accountant
	Yoshiyasu Gemma	

(notes)

1. At the 44th ordinary general meeting of shareholders, Toshimichi Oyama, and Tetsuo Takakura, directors, resigned.
2. Kinsuke Miyazaki and Yoshiyasu Genma, auditors of the Company, are outside auditors.

Non-consolidated Balance Sheets as of March 31, 2003

(millions of yen)

	Amount		Amount
(Assets)	¥180,634	(Liabilities)	¥102,002
Current Assets	113,009	Current Liabilities	27,618
Cash and deposits	79,386	Notes payable	5,009
Notes receivable	1,228	Accounts payable	4,185
Accounts receivable	13,576	Short-term loans payable	841
Finished goods	625	Current portion of long-term loans	600
Purchased merchandise	2,159	Current portion of straight bonds	2,450
Raw materials	1,333	Accounts payable-other	876
Work in progress	118	Accrued expenses	12,341
Supplies	136	Accrued income taxes	54
Advanced money	4,472	Accrued enterprise taxes	45
Prepaid expenses	2,539	Advance received	1,083
Other accounts receivable	5,681	Deposits received	117
Short-term loans receivable	1,755	Others	13
Others	548	Fixed liabilities	74,383
Less allowance for doubtful accounts	(549)	Straight bonds	15,550
Fixed Assets	66,906	Convertible bonds	51,806
Tangible fixed assets	22,941	Long-term loans	3,900
Amusement machine and equipment	708	Accrued employees' retirement benefits	2,290
Buildings	10,912	Accrued retirement benefits for directors and auditors	59
Structures	393	Others	777
Machinery and equipment	24	(Shareholders' equity)	78,631
Vehicles	15	Common Stock	127,582
Tools, furniture, fixtures	1,962	Capital surplus	2,171
Lands	8,924	Capital reserve	2,171
Intangible fixed assets	3,471	Retained earnings	(10,942)
Leasehold	1,540	Undisposed losses	(10,942)
Software	1,691	Adjustment on revaluation of land	(6,264)
Telephone subscription rights	134	Unrealized loss on investments in securities	(274)
Others	104	Treasury stock	(33,641)
Investments and others	40,493		
Investments in securities	8,942		
Investments in subsidiaries	14,484		
Long-term loans receivable	47,640		
Leasehold deposits	1,535		
Long-term prepaid expenses	155		
Others	11,204		
Less allowance for doubtful accounts	(35,832)		
Allowance for investment losses	(7,637)		
Deferred assets	717		
Bonds issuing expenses	717		
Total Assets	¥180,634	Liabilities and Shareholders' Equity	¥180,634

Non-consolidated Statements of Income (From April 1, 2002 to March 31, 2003)

(millions of yen)

	Amount
Operating Revenue	¥100,042
Goods and products sales	93,186
Revenue from Amusement facilities	3,567
Revenue from loyalty	3,288
Operating Expenses	97,948
Cost of goods and products sales	74,615
Cost of amusement facility operations	3,317
Sales, general and administrative expenses	20,015
Operating income	2,093
Non-operating income	3.439
Interest income	683
Dividend income	419
Income from administration charge to affiliates	1,802
Other income	534
Non-operating expenses	3,588
Interest expenses	303
Amortization of bond issue expenses	594
Gain on foreign exchange	613
Loss from investments in securities	702
Expenses on administration charge to affiliates	1,109
Other expenses	265
Recurring profit	1,944
Extraordinary Income	4,705
Gain on sale of fixed assets	1,248
Gain on sale of investments in securities	3,077
Gain on redemption of convertible bonds by purchase	378
Extraordinary loss	12,609
Loss on revaluation of investments in securities	940
Gain on disposal of donated assets	3,095
Provision for doubtful accounts	2,338
Provision for allowance for investment losses	4,291
Other extraordinary loss	1,943
Loss before income taxes	5,959
Income taxes	(3,423
Net loss	¥2,536
Unappropriated loss from the previous year	¥5,389
Reversal of adjustment on revaluation of land	¥3,016
Unappropriated loss	¥10,942

Approval of the Proposed Appropriation of Losses for the 45th Business Term

PROPOSAL FOR DISPOSAL OF LOSSES

THE 45TH BUSINESS TERM (THE YEAR ENDED MARCH 31, 2003)

Undisposed losses at the end of the fiscal year	¥10,942,431,451
The above shall be disposed of as follows:	
Losses carried forward	¥10,942,431,451

Reference Materials to Assist Shareholders in Exercising Their Vote

1. Total number of shares owned by shareholders with right to vote: 1,542,522

2. Matters to be resolved and related information;

First Item: Approval of the Proposed Appropriation of Losses for the 45th Business Term

As described in business report, the Company amounted more profits in the amusement machine business than projection. However, the Company recorded net loss, due to the weak Consumer business and extraordinary loss caused by the drop in stock market. Thereafter the Company will carry forward the loss to the next term and regrettably, dividends will be passed.

Second Item: Amendments to the Articles of Incorporation

1. Reasons of the amendments

(1) Pursuant to the Law Amending Portions of the Commercial Code Commercial Code of Japan effective from April 1, 2003, the Company added article of Chapter 13.

(2) To clarify the management responsibilities of directors and make quick decisions to the significant change of business circumstances, the term of directors shall be changed to one year.

2. Details

Present articles	Proposed Amendments
Stock Transfer Agent Article 9 The Company's shareholder register (hereinafter, "shareholder registers") shall be kept by the transfer agent at its place of operations. All clerical operations relating to transfers, receipts of the notification of actual shareholders, purchases of shares in amounts less than the trading unit, and other matters related to shares shall be handled by the transfer agent; such matter shall not be handled by the Company.	Stock Transfer Agent Article 9 The Company's shareholder register and certificate of lost share register (hereinafter, "shareholder registers") shall be kept by the transfer agent at its place of operations. All clerical operations relating to transfers, receipts of the notification of actual shareholders, purchases of shares in amounts less than the trading unit, and other matters related to shares shall be handled by the transfer agent; such matter shall not be handled by the Company.
Chapter 3. Shareholders' meeting (Newly added) Meeting of Shareholders (Resolution Method)	 For extraordinary resolution regulated by Commercial code of Japan, the attendance of shareholders holding one third (1/3) or more of the voting rights of the total shareholders shall be required, and the resolution shall be adopted by more than one third (2/3) of votes thereof. Chapter 4. Directors and board of directors 19-2 (omitted)

Third Item: Election of 2 Directors

At the end of the Meeting, Yoshiji Fukushima and Muneaki Masuda, directors of the Company will resign. The Company requests appointment of two newly directors.

The nominees for the directors are as follows.

Name	Carrier	Number of holding shares
Hisao Oguchi	April, 1984: Employed by the Company May, 1993: General Manager of Amusement R&D Department June, 1999: General Manager of Software R&D Department April, 2000: President of Hitmaker Ltd. (present position) June, 2000: Officer of the Company June, 2002: Senior Officer of the Company September, 2002: Senior Officer and General Manager of R&D Line-up Department	0
Makoto Kaneshiro	June, 1984: Associate Professor in the faculty of Music in University of Cincinnati June, 1990: Sony Corporation of America July, 1995: Director and Executive Vice President of Sega of America August, 2000: General Manager of CSK Corporation March, 2001: Director of CSK Venture Capital Co., Ltd. (presently CSK Finance Co., Ltd.) May, 2003: Director of CSK Venture Capital Co., Ltd. (present position)	0

(Note) The Company and nominees do not have any interest with each other.

Fourth Item: Election of 4 Corporate Auditors

At the end of the meeting, four auditors' terms are to be expired. The Company requests the election of four auditors. The nominees for auditors are as follows.

Name	Carrier	Number of holding shares
Kazutada Ieda	April, 1961: Employed by Sanwa Bank Co., Ltd. April, 1986: Bank Manager, Kamimaezu Branch of Sanwa Bank July, 1988: Senior General Manager of Finance and Accounting Division July, 1989: Director and General manager of Finance and Accounting Div April 1994: Director and General manager of Information System Div. and Senior General Manager of Corporate Div. October, 1994: Director and General Manager of Corporate Div. June, 1997: Auditor of the Company (present position)	3,122
Iwao Nishi	September, 1965: Employed by the Company April, 1985: General Manager of Accounting Department April, 1992: Assistant Executive General Manager of Accounting Dept. April, 1995: Executive General Manager of Finance Dept. June, 1999: Auditor of the Company (present position)	5,080
Kinsuke Miyazaki	May, 1948: Employed by Ministry of Finance July, 1978: Deputy director of Oji Taxation Office September, 1984: Certified Taxation Accountant of Yaesu Sogo Jimusho (present position) July, 1986: Auditor of the Company (present position)	2,200
Yoshiyasu Gemma	April, 1964: Employed by Sanwa Bank Co., Ltd. March, 1982: Deputy bank president of California Sanwa Bank July, 1990: Bank president of Canada Sanwa Bank July, 1992: General Manager of CSK CORPORATION December 1992: Director and General manager of President Office of CSK July, 1998: Auditor of CSK CORPORATION July, 2000: Auditor of the Company (present position)	1,000

Fifth Item: **Issuance of Stock Acquisition Rights as Stock Options**

The proposal will allow stock acquisition rights to be issued in accordance with Article 280-20 and Article 280-21 of Japan's Commercial Code. Details of the proposal are as follows.

1. Reason for Issuance of Stock Acquisition Rights to Non-Shareholders on Specially Favorable Terms

The proposal aims to achieve two distinct goals: increasing awareness of management issues and business results on the part of directors and employees of SEGA and its subsidiaries, and reinforcing SEGA's ability to secure the personnel it needs. If accepted, the proposal will make possible the issuance of free, results-linked stock acquisition rights to non-shareholders.

2. Details of Stock Acquisition Rights

(1) Stock Acquisition Rights Eligibility

The following people are eligible for the stock Acquisition rights: directors and employees of SEGA CORPORATION and its subsidiaries, and management policy advisors at SEGA CORPORATION and its subsidiaries who advise on the basis of advisory contracts.

(2) Type and Number of Shares to Be Used in Stock Acquisition Rights

An upper limit of 4.5 million shares of SEGA CORPORATION common stock has been set. However, should the decision be made to conduct a stock split or a reverse stock split after the June 27 Shareholders' Meeting, this figure will be adjusted in the manner outlined below. Adjustments will only be made to those shares applicable to stock acquisition rights not yet exercised at the time the adjustments are made.

No. of shares after adjustment = No. of shares before adjustment x Stock split/reverse stock split ratio

Should SEGA merge with or consolidate with another company and stock options remain valid, or should adjustments be required for any other reason, the number of shares to which stock options apply will be adjusted in accordance with the situation at hand. All fractional shares resulting from such adjustments will be disregarded.

(3) Total Number of Stock Options to Be Issued

A total of 45,000 units of stock acquisition rights are to be issued, each of which grants purchase options for 100 shares. However, these numbers may be adjusted in the case where adjustments are conducted as described in the sub-paragraph above.

(4) Issue Price

Stock Acquisition Rights will be issued for no charge.

(5) Exercise Price

The exercise price will be the closing price of the underlying SEGA common stock on the Tokyo Stock Exchange on the first of the dates that the stock options are issued. In the case of stock splits and reverse stock splits after such issuance, this price will be adjusted by means of the following equation, with any amount less than a yen to be rounded down.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Stock split/reverse stock split ratio}}$$

Should new shares be issued, or the treasury stock be eliminated at a price less than the market value, the exercise price will be adjusted by means of the following equation, with any amount less than a yen to be rounded up to the nearest yen. The expression 'No. of shares already issued' in this equation represents the total number of shares outstanding minus the number of shares SEGA holds as treasury stock.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of shares newly issued} \times \text{Exercise price per share}}{\text{Market value before issue of new shares}}}{\text{No. of shares already issued} + \text{No. of shares newly issued}}$$

Should SEGA merge with or consolidate with another company and the stock options remain valid, or should adjustments be required for any other reason, the exercise price will be adjusted in accordance with the situation at hand.

(6) Period of Validity of Stock Options

From June 1, 2004 until May 31, 2007.

(7) Conditions for Exercising Stock Acquisition Rights

1) Those people wishing to exercise their stock options must be directors or employees at SEGA Corporation or one of its subsidiaries, or management policy advisors at SEGA Corporation or its subsidiaries who advise on the basis of advisory contracts. However, stock options are not invalidated by the fact that certain positions are no longer held where stock option holders have valid reasons for no longer holding these positions, such as in the case of stepping down as a director after completing a full term, or compulsory retirement, and those cases in which the Board of Directors rules accordingly.

2) Stock Acquisition Rights cannot be transferred, pledged, inherited or disposed of in any other manner.

3) Each stock option owner may exercise his/her stock options in proportion to his/her achievement relating to the business plan of SEGA in accordance with certain terms to be determined by the Board of Directors. Details relating to these conditions will be laid down in the stock option contracts to be signed separately with each stock option owner.

4) Other conditions will be laid down in the stock acquisition rights contracts to be signed with each stock option holder, on the basis of decisions to be made at the June 27 Shareholders' Meeting and decisions made by the Board of Directors.

(8) Conditions and the Cancellation Events of Stock Acquisition Rights

1) All stock options can be cancelled without reimbursement should a decision be made at the Shareholders' Meeting that leads to SEGA participating in a merger in which it is the party eliminated, or that leads to SEGA becoming a wholly owned subsidiary of another company through the transfer or exchange of stock.

2) Should a stock acquisition rights holder lose the ability to exercise the holder's stock options for failing to satisfy the conditions laid down in (7) above before exercising his/her options, the holder's stock acquisition rights will be cancelled without reimbursement.

(9) Stock Acquisition Rights Transfer Restrictions

The permission of the Board of Directors is required to transfer stock acquisition.